Exhibit 99.1

Survey Reveals 95% of Consumers Demand that Brands Protect their Data and Privacy to Build Trusted, Sustainable Relationships

Conducted by the global research company, Lucid, the findings show that consumers recognize and reject online “stalking” and expect companies to lead

NEW YORK – September 28, 2022 – Perion Network Ltd. (Nasdaq & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – search, social media and display / video / CTV advertising, today released insights from its survey fielded by Lucid, showcasing that 95% of respondents believe it is vital to buy from brands they trust, demonstrating that consumers demand data privacy protection.

“I’ve been carefully observing the privacy trend, but even so the overwhelming antipathy to digital privacy invasion was still stunning,” said Doron Gerstel, Perion’s CEO. “This is an existential moment for brands; while the U.S. government looks to enforce online privacy, the survey is a clarion call for companies who are waiting for a new regulatory framework and the looming cookieless future in 2024.”

“Companies cannot afford to wait,” added Mr. Gerstel, “and the good news is that they can exceed their privacy-invading performance by using advanced technology, based on machine learning and artificial intelligence, that serves the right ads to the right users - while analyzing real-time data all without storing historical data and behavior. We will continue to invest in technologies that do not invade user privacy to protect consumers, creating a future where consumers can rely on total anonymity from the brands they engage with.”

The research revealed the following:

•
When ads follow consumers, negativity rises. 89% of consumers have noticed an ad (or the brand behind the ad) “following them around” (technically called “retargeting”) on other sites. 73% feel ads/brands following them around are suspicious, annoying, makes them feel skeptical or creepy.

•
Consumers are not falling for the argument that they’re being followed in the interest of showing them relevant ads. Given the stark choice between relevance and privacy, 70% of respondents came down squarely on the side of privacy. [1]

•
There are real benefits to making consumers aware they’re not being tracked. 79% of consumers report they would benefit from an ad that included a clearly visible seal or other indication that guaranteed that the brand would not follow them around if they clicked it. 58% would think more favorably of a brand whose ads included a privacy-safe seal.

•	There are long-term, damaging consequences for brands who use data without consent. Almost all consumers (95%) think it’s very/somewhat important to buy from brands they trust.

•
Consumers expect companies to take the lead in protecting privacy. 80% of consumers are angered by the fact that there’s no way to tell if an ad is tracking them, and they want brands to take the lead in ending that practice. And almost all (97%) want brands to start protecting their privacy now, whether or not their state has privacy laws in place.

1When asked to rank Relevance and Privacy on a 1-5 scale, with (1) Relevance being most important and (5) Privacy being most important, the scales tipped heavily towards Privacy, with 70% selecting 4 or 5.

To meet the consumer demands captured in the survey, Perion offers its proprietary AI solution, SORT™ which analyzes real-time, cookieless data signals to identify users with shared traits and classify them into a “SmartGroup”. The data signals provide information on the user the moment they land on a page. SORT™ outperforms traditional targeting with over two-times the delivery against conventional methods while protecting consumer privacy and providing total anonymity by not tracking or storing user data.

“We have verified that SORT™ continues to outperform cookie-based alternatives. It is clear that brands are seeing success, as the number of advertisers utilizing the technology nearly doubled since Q1 2022,” said Timur Yarnall, CEO and Co-Founder of the independent data certification company Neutronian.

The survey was conducted online between August 5, 2022 and August 11, 2022 by Lucid, a programmatic research technology platform that provides access to first-party survey data in over 100 countries. 1,000 participants were surveyed ranging from age 18 to 70 across the U.S., with distribution matched to the general population by gender and age.

About Perion Network Ltd.

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising. These channels are brought together by Perion’s intelligent Hub, which integrates the company’s business assets from both sides of the open Web, providing significant benefit to its brands and publisher customers.

For more information, visit Perion's website at www.Perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com